UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet at

(All amounts in thousands of reais)

ASSETS	Note	September 30, 2018	December 31, 2017	LIABILITIES AND EQUITY	Note	September 30, 2018	December 31, 2017
CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	5	2,470,059	66,767	Payables to third parties	12	3,702,714	3,080,569
Financial investments	6	—	210,103	Trade payables		151,621	92,444
Note receivables	7	7,489,826	3,522,349	Payables to related parties	8	32,263	39,101
Receivables from related parties	8	—	124,723	Salaries and social charges	13	73,497	34,269
Inventories		72,586	61,609	Taxes and contributions	14	59,720	52,064
Taxes recoverable		42,082	14,446	Provision for contingencies	15	6,345	4,648
Other receivables		15,979	27,956	Other payables		20,475	15,872

Total current assets		10,090,532	4,027,953	Total current liabilities		4,046,635	3,318,967

NON-CURRENT ASSETS				NON-CURRENT LIABILITIES
Judicial deposits		1,443	872	Deferred income tax and social contribution	16	34,195	42,809
Prepaid expenses		1,305	160	Other payables		—	3,590

Deferred income tax and social contribution	16	—	37,015	Total non-current liabilities		34,195	46,399

Property and equipment	10	36,684	10,889

Intangible assets	11	232,396	158,868	TOTAL LIABILITIES		4,080,830	3,365,366

Total non-current assets		271,828	207,804

				EQUITY
				Share capital	17	26	524,577
				Legal reserve	17	—	30,216
				Capital reserve	17	5,657,703	—
				Equity valuation adjustments	17	(6,885)	55
				Profit retention reserve	17	606,831	312,047

						6,257,675	866,895
				Non-controlling interests		23,855	3,496

				TOTAL EQUITY		6,281,530	870,391

TOTAL ASSETS		10,362,360	4,235,757	TOTAL LIABILITIES AND EQUITY		10,362,360	4,235,757

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income for the three and nine-month periods ended September 30

(All amounts in thousands of reais unless otherwise stated)

		Three month period		Nine month period
	Note	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Net revenue from transaction activities and other services	19	598,932	344,395	1,557,028	791,215
Net revenue from sales	19	94,641	117,439	278,036	361,519
Financial income	19	387,264	224,231	994,697	535,667
Other financial income	19	56,504	572	237,395	3,937

Total revenue and income		1,137,341	686,637	3,067,156	1,692,337
Cost of sales and services	20	(550,641)	(348,546)	(1,478,156)	(918,415)
Selling expenses	20	(90,299)	(58,370)	(268,316)	(184,106)
Administrative expenses	20	(164,491)	(41,704)	(492,690)	(107,731)
Financial expenses	20	(7,226)	(21,034)	(26,553)	(63,792)
Other expenses, net	20	(4,150)	(2,309)	(5,160)	(5,035)

PROFIT BEFORE INCOME TAXES		320,534	214,674	796,281	413,258
Current income tax and social contribution	16	(40,067)	(66,204)	(160,260)	(124,118)
Deferred income tax and social contribution	16	(48,908)	(1,073)	(28,400)	1,104

INCOME TAX AND SOCIAL CONTRIBUTION		(88,975)	(67,277)	(188,660)	(123,014)

NET INCOME FOR THE PERIOD		231,559	147,397	607,621	290,244

Attributable to:
Owners of the Company		231,286	147,046	606,831	289,839
Non-controlling interests		273	352	790	405
Basic earnings per common share—R$		0.7385	0.5606	1.9375	1.1050
Diluted earnings per common share—R$	18	0.7370	0.5606	1.9337	1.1050

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income for the three and nine-month periods ended September 30

(All amounts in thousands of reais)

	Three month period		Nine month period
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
NET INCOME FOR THE PERIOD	231,559	147,397	607,621	290,244
OTHER RESULTS	292	—	648	—

Total comprehensive income for the period	231,851	147,397	608,269	290,244

Attributable to
Owners of the Company
Net income for the period	231,578	147,046	607,479	289,839

Non-controlling interests	273	352	790	405

Net income for the period	231,851	147,397	608,269	290,244

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity

(All amounts in thousands of reais)

			Capital reserve		Profit reserve
	Note	Share capital	Capital reserve	Share-based long-term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings	Equity valuation adjustments	Total	Non-controlling interests	Total equity
At December 31, 2016		524,577	—	—	6,277	96,008	—	—	626,862	—	626,862

Net income for the period	17	—	—	—	—	—	289,839	—	289,839	405	290,244
Non-controlling acquisition	19	—	—	—	—	—	—	—	—	130	130
Distribution of dividends	19	—	—	—	—	(96,008)	(142,797)	—	(238,805)	—	(238,805)

At September 30, 2017		524,577	—	—	6,277	—	147,042	—	677,896	535	678,431

Net income for the period	17	—	—	—	—	—	188,942	—	188,942	(392)	188,550
Currency translation adjustment	17	—	—	—	—	—	—	55	55	—	55
Non-controlling acquisition	17	—	—	—	—	—	—	—	—	3,353	3,353
Constitution of legal reserve	17	—	—	—	23,939	—	(23,939)	—	—	—	—
Distribution of dividends	17	—	—	—	—	—	2	—	2	—	2
Profit retention reserve	17	—	—	—	—	312,047	(312,047)	—	—	—	—

At December 31, 2017		524,577	—	—	30,216	312,047	—	55	866,895	3,496	870,391

Conversion of profit reserve to common shares	1.1	(524,556)	866,819	—	(30,216)	(312,047)	—	—	—	—	—
Net income for the period	17	—	—	—	—	—	606,831	—	606,831	790	607,621
Currency translation adjustment	17	—	—	—	—	—	—	648	648	—	648
Non-controlling acquisition	17	—	—	—	—	—	—	(7,588)	(7,588)	19,568	11,980
Issurance of common shares in initial public offering, net of offering costs	17	5	4,522,278	—	—	—	—	—	4,522,283	—	4,522,283
Shares issued—stock option plan	17	—	256,860	(256,860)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	268,606	—	—	—	—	268,606	—	268,606

At September 30, 2018		26	5,645,957	11,746	—	—	606,831	(6,885)	6,257,675	23,855	6,281,530

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows for the nine-month periods ended

(All amounts in thousands of reais)

	September 30, 2018	September 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	796,281	413,258
Expenses (revenues) not affecting cash:
Depreciation and amortization	62,474	36,165
Chargebacks	50,397	35,429
Accrual of provision for contingencies	2,658	746
Share based long term incentive plan (LTIP)	245,066	—
Provision of obsolescence loss	4,111	—
Other financial cost, net	(700)	2,310
Changes in operating assets and liabilities
Note receivables	(4,281,849)	(1,457,481)
Changes in receivables subject to early payment	(1,733,291)	573,032
Changes in receivables not subject to early payment	(2,548,558)	(2,030,513)
Inventories	(15,089)	(45,283)
Taxes recoverable	(21,681)	9,309
Other receivables	4,546	(3,441)
Other payables	515	5,275
Payables to third parties	622,149	957,440
Trade payables	59,224	51,556
Receivables from (payables to) related parties	117,730	89,305
Salaries and social charges	39,228	11,760
Taxes and contributions	34,261	—
Provision for contingencies	(1,317)	(678)

	(2,281,996)	105,670

Income tax and social contribution paid	(186,554)	(90,318)
Interest income received	263,952	157,451
Interest paid	—	(9,175)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,204,598)	163,628

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions	—	(3,346)
Purchases of property and equipment	(29,054)	(1,796)
Purchases and development of intangible assets	(117,445)	(69,165)
Redemption of financial investments	211,116	132,107

NET CASH PROVIDED BY INVESTING ACTIVITIES	64,617	57,800

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings	—	(199,480)
Payment of derivative financial instruments	—	(5,833)
Distribution of dividends	—	(54,273)
Proceeds from offering of shares	4,717,874	—
Transactional costs	(189,852)	—
Transaction with non-controlling interest	(5,389)	—
Capital increase by non-controlling shareholders	20,639	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,543,273	(259,586)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,403,292	(38,158)

Cash and cash equivalents at the beginning of the period	66,767	79,969
Cash and cash equivalents at the end of the period	2,470,059	41,811

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017. 99.99% of the shares of Pagseguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately-held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil’s subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A (“BIVA”) and Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”).

These unaudited condensed consolidated interim financial statements include PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS Online Services, R2TECH, BIVA and FIDC.

1.1	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offering price was US$21,50 per common share, for gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock has been traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. A number of 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The initial offering price was US$29,25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$329.9 million (or R$1,244.4 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$2.2 million (or R$8.4 million) of other offering expenses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

1.3	Long-Term Incentive Plan (“LTIP”)

Members of management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL, and are submitted to our Board of Directors for adoption.

The policy for recognizing and measuring share-based payments in the interim period is described in Note 17.

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

These unaudited condensed consolidated interim financial statements, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2018 were authorized for issuance by the PagSeguro Group’s Board of Directors on November 12, 2018.

2.1	Basis of preparation of consolidated interim financial information

These unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2018 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

2.2	New accounting pronoucements

Effective for periods beginning on or after January 1, 2018

The following new standards have been issued by IASB and are effective for the nine-month ended September 30, 2018:

IFRS 9—“Financial Instruments”: addresses the classification, measurement and recognition of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as from January 1, 2018. It replaces the guidance included in IAS 39 related to the classification and measurement of financial instruments. The main amendments brought by IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, which is based on expected losses, replacing the current model of incurred losses; and (iii) relaxation of the requirements for the adoption of hedge accounting. Management evaluated the new guidelines introduced by IFRS 9 and did not identify any material impact for the PagSeguro Group.

IFRS 15—“Revenue from Contracts with Customers”: this new standard introduces the principles to be applied by an entity to determine the measurement and recognition of revenue. This standard is based on the principle that revenue is recognized when control of a good or service is transferred to a customer, and, therefore, the principle of control replaces the principle of risks and benefits. This standard replaces IAS 11—“Construction Contracts”, IAS 18—“Revenues” and related interpretations, and became effective on January 1, 2018. Management evaluated the new guidelines introduced by IFRS 15 and did not identify any material impact for the PagSeguro Group.

Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to the PagSeguro Group, for retrospective disclosure and disclosure of amounts.

Effective for periods beginning on or after January 1, 2019

IFRS 16—“Leases”—this new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17—“Leases” and related interpretations. Management has performed a preliminary assessment and did not identify any material impacts to date.

There are no other IFRS or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations not yet effective that could have a material impact on the PagSeguro Group’s financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

3.	Consolidation of subsidiaries

At September 30, 2018
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level
Pagseguro Brazil	15,347,072	9,341,991	6,005,081	474,112	99.99	Direct
Net+Phone	1,265,485	1,234,955	30,529	(13,428)	99.99	Indirect
Boa Compra	851,790	827,205	24,586	4,624	99.99	Indirect
BCPS	2,447	214	2,233	629	99.50	Indirect
R2TECH	4,980	1,316	3,664	2,487	51.00	Indirect
BIVA	1,613	4,791	(3,178)	(4,105)	77.35	Indirect
FIDC	565,317	245,425	319,892	118,196	100.00	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2017.

BIVA:

On January 15, March 12 and April 27, 2018, PagSeguro Brazil acquired an additional interest in BIVA (15.12%, 0.50% and 2.42%, respectively), bringing its total interest to 77.35% of BIVA’s total share capital (59.31% as of December 31, 2017). The total amount paid for this acquisition was R$5,389. For more details see Note 9.

FIDC:

On March 29, 2018, two investors contributed capital in the amount of R$ 20 million in the subsidiary, acquiring only senior and mezzanine quotes. At September 30, 2018 the share capital of the FIDC is composed of subordinated quotes, senior quotes and mezzanine quotes. PagSeguro Brasil owns 100% of the subordinated quotes. The senior and mezzanine quotes pay 107% of the Interbank Deposit Certificate (CDI) with annual amortization of interest.

4.	Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments, is the Board of Directors, which is also responsible for making the PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as payment arrangement agents.

The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. Net revenues from the international market represent 0.85% and 2.0% for the nine-month periods ended September 30, 2018 and 2017, respectively.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

5.	Cash and cash equivalents

	September 30, 2018	December 31, 2017
Short-term bank deposits	37,785	66,767
Short-term investment	2,432,274	—

	2,470,059	66,767

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. The balance as at September 30, 2018 is relatated to excess of cash and cash equivalents proceeds originated from the IPO and the follow-on offering mentioned in Notes 1.1 and 1.2, repectively.

6.	Financial investments

	September 30, 2018	December 31, 2017
Short-term investment	—	210,103

	—	210,103

Short-term investments consisted of two repurchase agreements, with an average return of 96.0% of the Interbank Deposit Certificate (CDI). This financial asset was classified as fair value through profit and loss.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

7.	Note receivables

	September 30, 2018				December 31, 2017
Legal obligors	Visa	Master	Hipercard	Total	Visa	Master	Hipercard	Total
Itaú	524,688	1,801,467	481,658	2,807,813	237,335	751,542	250,817	1,239,694
Bradesco	701,859	161,485	—	863,344	333,108	83,160	—	416,268
Banco do Brasil	548,945	152,840	—	701,785	287,334	84,504	—	371,838
CEF	138,200	166,989	—	305,189	69,974	83,684	—	153,658
Santander	237,058	784,787	—	1,021,845	122,614	310,946	—	433,560
Other	348,104	962,272	—	1,310,376	141,802	393,999	—	535,801
Total card issuers(i)	2,498,854	4,029,840	481,658	7,010,352	1,192,167	1,707,835	250,817	3,150,819

Cielo—Elo	—	—	—	311,500	—	—	—	151,851
Cielo	—	—	—	107,535	—	—	—	80,464
Redecard	—	—	—	9,678	—	—	—	45,289
Amex	—	—	—	4,649	—	—	—	39,608
Vero	—	—	—	10,446	—	—	—	21,463
Other	—	—	—	23,073	—	—	—	31,864
Total acquirers (ii)	—	—	—	466,881	—	—	—	370,539

Other	—	—	—	12,593	—	—	—	991
Total other	—	—	—	12,593	—	—	—	991

Total note receivables	2,498,854	4,029,840	481,658	7,489,826	1,192,167	1,707,835	250,817	3,522,349

(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard or Hipercard. However, PagSeguro Brazil’s contractual note receivables are with the financial institutions, which are the legal obligors on the note receivables. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard or Hipercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.

(ii)

Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

The maturity analysis of note receivables is as follows:

	September 30, 2018	December 31, 2017
Due within 30 days	4,103,509	2,213,929
Due within 31 to 120 days	2,802,570	1,045,825
Due within 121 to 180 days	429,196	114,953
Due within 181 to 360 days	154,551	147,642

	7,489,826	3,522,349

8.	Related-party balances and transactions

The PagSeguro Group is controlled by UOL (incorporated in Brazil).

i.	Balances and transactions with related parties:

	September 30, 2018	December 31, 2017
	Payables	Receivables	Payables
Immediate parent
UOL—cash management (a)	—	124,721	—
UOL—sales of services (b)	18,532	—	32,286
UOL—shared service costs	7,867	—	—
Affiliated companies
UOL Diveo—cash management (a)	—	2	—
UOL Diveo—sales of services (b)	—	—	621
UOL Diveo—shared service costs	11	—	—
Concurso Virtual S.A.	—	—	1,522
Transfolha Transportadora e Distribuição Ltda.	3,176	—	745
Livraria da Folha Ltda.	400	—	1,078
Empresa Folha da Manhã S/A	1,506	—	2,320
Others	771	—	529

	32,263	124,723	39,101

(a)	The receivables transactions with related parties arising from cash management.The remaining balance was fully paid in April 2018.
(b)	Sales of services refers mainly to the purchase of (i) advertising services from UOL and (ii) services related to technical support in hosting from UOL Diveo Tecnologia Ltda. “(UOL Diveo)”.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

	Three-month period				Nine-month period
	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	28,693	—	14,154	—	89,692	—	40,609
UOL—sales of services (b)	608	13,121	261	8,842	1,640	38,924	261	33,977
Affiliated companies
UOL Diveo—shared service costs (c)	—	127	—	—	—	374	—	24
UOL Diveo—sales of services (d)	—	8,398	—	6,533	—	20,408	—	22,593
Transfolha Transportadora e Distribuição Ltda.	251	4,552	—	108	251	12,374	—	8,188
Livraria da Folha Ltda.	39	—	55	—	149	—	259	—
Others	69	27	159	—	376	27	336	—

	967	54,918	475	29,637	2,416	161,799	855	105,391

(a)

Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) property rental costs are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements. Such costs are included in administrative expenses. The increase in the balance refers to payroll taxes related to LTIP in the three-month period ended September 30, 2018 which amounted to R$ 27,520 and the nine-month period ended September 30, 2018 which amounted to R$ 61,713, and which are paid by the parent company UOL and reimbursed by the PagSeguro Group.

(b)	Sales of services related to advertising services are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements.
(c)	Shared services costs are incurred by the affiliated company UOL Diveo and are charged to PagSeguro Brazil pursuant to contractual agreements. The main costs are related to IT structure/software.
(d)	Sales of services from the affiliated company UOL Diveo related to technical support in hosting services (started in 2016) and are charged to PagSeguro Brazil pursuant to contractual agreements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

ii.	Key management compensation

Key management compensation includes short and long term benefits of PagSeguro Brazil’s executive officers. The short and long term compensation related to the executive officers for the nine-month period ended September 30, 2018 amounted to R$ 54,282 (September 30, 2017—R$ 2,722 includes only short-term benefits).

9.	Business combinations

The acquisitions described below are in accordance with PagSeguro Digital’s business strategies, as well as the products offered by them and their client portfolio.

a)	BCPS

On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained control of BCPS.

The amount paid in the acquisition was R$406, which was settled in cash on that date. The fair value of the acquired assets, amounting R$568, and the assumed liabilities amounting of R$75 at the acquisition date are substantially similar to their book value. A bargain purchase gain of R$87 arose from the acquisition of BCPS. The impacts of the acquisition were not considered material to PagSeguro Brazil.

b)	R2TECH

On May 2, 2017, PagSeguro Brazil acquired 51% of the share capital and obtained control of R2TECH. The consideration for the purchase was R$9,200, of which R$2,940 was settled in cash on the acquisition date, R$460 was paid on August 14, 2017 and R$2,300 was paid on April 23, 2018. R$3,500 is variable installment, subject to the attainment of specific targets for the year 2018, established in the acquisition agreement, with payment due up to 10 business days after the conclusion of the Company’s audited financial statements. Based on current management expectations, this performance goal will be achieved.

c)	BIVA

In October, 2017, PagSeguro Brazil acquired control of BIVA with the acquisition of a 51.41% interest.

The total consideration paid for the purchases was R$18,470, which was settled in cash on the acquisition date. The fair value of the assets acquired, in the amount of R$2,350 and the liabilities assumed, in the amount of R$997, on the acquisition date, are substantially similar to their book value.

The goodwill of R$17,117 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

On November 30, 2017, PagSeguro Brazil acquired an additional interest of 7.90% of the issued shares for a purchase consideration of R$ 2,394, increasing PagSeguro Brazil’s interest to 59.31%. On January 15, March 12 and April 27, 2018, PagSeguro Brazil acquired an additional interest of BIVA (15.12%, 0.50% and 2.42%, respectively), bringing its total interest to 77.35% of BIVA’s total share capital (59.31% as of December 31, 2017). The total amount paid for this acquisition was R$5,389.

10.	Property and equipment

(a)	Property and equipment is composed as follows:

	September 30, 2018
	Cost	Accumulated depreciation	Net
Data processing equipment	18,704	(6,929)	11,775
Facilities	53	(35)	18
Machinery and equipment	21,231	(1,622)	19,609
Furniture and fittings	1,419	(134)	1,285
Leasehold improvements	2,772	(86)	2,686
Vehicles	1,481	(170)	1,311

	45,660	(8,976)	36,684

	December 31, 2017
	Cost	Accumulated depreciation	Net
Data processing equipment	11,024	(5,114)	5,910
Facilities	53	(23)	30
Machinery and equipment	4,738	(444)	4,294
Furniture and fittings	397	(66)	331
Leasehold improvements	263	(29)	234
Vehicles	132	(42)	90

	16,607	(5,718)	10,889

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Leasehold improvements	Vehicles	Total
At December 31, 2017
Cost	11,024	53	4,738	397	263	132	16,607
Accumulated depreciation	(5,114)	(23)	(444)	(66)	(29)	(42)	(5,718)

Net book value	5,910	30	4,294	331	234	90	10,889

At September 30, 2018
Cost							—
Purchases	7,680	—	16,493	1,022	2,509	1,349	29,053
Depreciation
Depreciation	(1,815)	(12)	(1,178)	(68)	(57)	(128)	(3,258)
Net book value	11,775	18	19,609	1,285	2,686	1,311	36,684

At September 30, 2018
Cost	18,704	53	21,231	1,419	2,772	1,481	45,660
Accumulated depreciation	(6,929)	(35)	(1,622)	(134)	(86)	(170)	(8,976)

Net book value	11,775	18	19,609	1,285	2,686	1,311	36,684

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets

(a)	Intangible assets are composed as follows:

	September 30, 2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	376,571	(178,927)	197,644
Software licenses	15,414	(3,660)	11,754
Customer relationships	1,981	(382)	1,599
Goodwill (ii)	21,399	—	21,399

	415,365	(182,969)	232,396

	December 31, 2017
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	241,490	(115,665)	125,825
Software licenses	9,510	(2,043)	7,467
Customer relationships	1,981	(91)	1,890
Goodwill (ii)	23,686	—	23,686

	276,667	(117,799)	158,868

(i)	The PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over their useful lives, within a range from three to five years.
(ii)	Goodwill provided on the acquisition of the companies R2TECH and BIVA.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated amortization were as follows:

	September 30,2018
	Expenditures with software and technology	Software licenses	Customer relationships	Goodwill (i)	Total
At December 31, 2017
Cost	241,490	9,510	1,981	23,686	276,667
Accumulated amortization	(115,665)	(2,043)	(91)	—	(117,799)

Net book value	125,825	7,467	1,890	23,686	158,868

At September 30, 2018
Cost
Additions	135,081	5,904	—	—	140,985
Acquisition of subsidiary	—	—	—	(2,287)	(2,287)
Amortization	(63,262)	(1,617)	(291)	—	(65,170)

Net book value	197,644	11,754	1,599	21,399	232,396

At September 30, 2018
Cost	376,571	15,414	1,981	21,399	415,365
Accumulated amortization	(178,927)	(3,660)	(382)	—	(182,969)

Net book value	197,644	11,754	1,599	21,399	232,396

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

12.	Payables to third parties

	September 30, 2018	December 31, 2017
Payables to third parties	3,702,714	3,080,569

	3,702,714	3,080,569

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

13.	Salaries and social charges

	September 30, 2018	December 31, 2017
Profit sharing	14,692	15,237
Salaries payable	3,587	2,758
Social charges	26,940	5,102
Payroll accruals	20,004	9,807
Payroll taxes (LTIP)	6,673	—
Other	1,601	1,365

	73,497	34,269

14.	Taxes and contributions

	September 30, 2018	December 31, 2017
Taxes
Services tax (i)	85,982	14,837
Value-added tax on sales and services (ii)	19,673	3,830
Social integration program (iii)	16,049	9,918
Social contribution on revenues (iii)	98,761	59,358
Income tax and social contribution (iv)	684	35,474
Other	1,701	1,264

	222,850	124,681

Judicial deposits (v)
Services tax (i)	(36,298)	(11,375)
Value-added tax on sales and services (ii)	(15,255)	(2,665)
Social integration program (iii)	(15,597)	(8,188)
Social contribution on revenues (iii)	(95,980)	(50,389)

	(163,130)	(72,617)

	59,720	52,064

(i)	Refers to taxes on revenue from transaction activities.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

15.	Provision for contingencies

Some companies of the PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	September 30, 2018	December 31, 2017
Civil	6,025	4,326
Labor	320	322

Current	6,345	4,648

The PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized at September 30, 2018, totaling approximately R$ 37,056 (December 31, 2017—R$ 25,800). The PagSeguro Group is not a party to civil and labor lawsuits involving risks classified by management as possible losses.

16.	Income tax and social contribution

(a)	Reconciliation of the deferred income tax and social contribution:

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences -ASSETS	Other temporary differences - LIABILITY	Total
Deferred tax
At December 31, 2016	1,051	3,606	(24,378)	3,648	—	(16,073)
Included in the statement of income	282		(12,156)	14,645	(1,667)	1,104

At September 30, 2017	1,333	3,606	(36,534)	18,293	(1,667)	(14,969)

Included in the statement of income	154	(721)	(4,658)	14,349	51	9,175

At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)

Included in the statement of income	1,848	(541)	(25,185)	37,062	(41,584)	(28,400)

At September 30, 2018	3,335	2,344	(66,377)	69,704	(43,200)	(34,194)

(i)

The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	September 30, 2018	December 31, 2017
	Liability	Assets	Liability
2018	1,312	8,895	(20,728)
2019	(2,060)	4,040	(18,008)
2020	5,326	2,111	(2,454)
2021	1,160	982	(1,434)
2022	(39,933)	20,987	(185)

	(34,195)	37,015	(42,809)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	Reconciliation of the income tax and social contribution expense:

At September 30, 2018 and 2017, the PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the nine-month periods ended September 30, 2018 and 2017:

	Three-month period		Nine -month period
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Profit for the period before taxes	320,534	214,674	796,281	413,258
Statutory rate	34%	34%	34%	34%

Expected income tax and social contribution	(108,982)	(72,989)	(270,736)	(140,508)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(169)	(756)	(500)	(1,167)
R&D and technological innovation benefit—Law 11.196/05 (i)	14,122	6,249	36,564	17,595
Taxation of income abroad (ii)	5,030	—	45,124	—
Other additions	1,024	219	888	1,066

Income tax and social contribution expense	(88,975)	(67,277)	(188,660)	(123,014)

Effective rate	28%	31%	24%	30%
Income tax and social contribution current	(40,067)	(66,204)	(160,260)	(124,118)
Income tax and social contribution deferred	(48,908)	(1,073)	(28,400)	1,104

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 11.

(ii)

Refers to the benefit based on the local law of the Cayman Islands (The Companies Law of 1960). There is no taxation on the income earned in the companies based in this jurisdiction. As a result of the local tax regulations, all the exchange variantions from dolar to reais which generate income have no tax impacts for PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

17.	Equity

a)	Share capital

At September 30, 2018, share capital is represented by 327,770,021 common shares, par value of US$0.000025. Share capital is composed of the following shares for the nine-month periods ended September 30, 2018 and the year ended December 31, 2017:

December 31, 2017 shares outstanding	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Long-Term Incentive Plan	3,005,772

September 30, 2018 shares outstanding	327,770,021

During the year 2018, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 17 (c).

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

b)	Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$ 21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$ 29.25 per share representing net proceeds of US$329.9 million (or R$1,244.4 million). Refer to Note 1.2 for further details.

c)	Share based long term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL, and are submitted to our Board of Directors for adoption.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$ 21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

The shares granted under the LTIP are subject to a one-year lock-up period. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the IPO. After the close of that one-year period, shares to be granted under the LTIP will no longer be subject to a lock-up.

This arrangement is classified as equity-settled. For the nine-month period ended September 30, 2018, the Company recognized compensation expenses related to the LTIP in the total amount of R$ 268,606.

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. At September 30, 2018 total shares granted were 5,990,796, and the total shares issued were 3,005,772. There were no forfeitures or expirations in the nine-month period ended September 30, 2018.

d)	Dividends

At the Extraordinary General Shareholders Meeting held on September 29, 2017, PagSeguro Brazil’s shareholders approved the distribution of (i) R$142,797 of dividends related to the six-month period ended June 30, 2017 and (ii) R$96,008 in additional dividends related to the year ended December 31, 2016. The total dividends distributed amounted to R$238,803, of which R$184,530 was offset against receivables under the centralized cash management with UOL and the balance of R$54,272 was paid in cash by PagSeguro Brazil to UOL.

e)	Equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, represented by the accumulated amount of R$ 703 as of September 30, 2018 (R$ 55 as of December 31, 2017). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests of the non-controlling shareholders of the subsidiary BIVA, in the amount of R$ 7,588.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

18.	Earnings per share

a)	Basic

Basic earnings per share are calculated by dividing the profit attributable to shareholders of the PagSeguro Group by the weighted average number of common shares issued and outstanding during the nine-month periods ended September 30, 2018 and 2017:

	Three-month period		Nine-month period
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Profit attributable to shareholders of the Company	231,286	147,046	606,831	289,839
Weighted average number of outstanding common shares (thousands)	313,201,136	262,288,607	313,201,136	262,288,607

Basic earnings per share - R$	0.7385	0.5606	1.9375	1.1050

b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume the conversion of all potential common shares with dilutive effects. The share based LTIP is the Company’s only category of potential common shares with dilutive effects. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period		Nine-month period
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Profit used to determine diluted earnings per share	231,286	147,046	606,831	289,839

Weighted average number of outstanding common shares (thousands)	313,201,136	262,288,607	313,201,136	262,288,607
Vesting	2,985,011	—	2,985,011,11	—
Share-based long-term incentive plan (thousands)	(2,360,509)	—	(2,360,509)	—

Weighted average number of common shares for diluted earnings per share (thousands)	313,825,638	262,288,607	313,825,638	262,288,607

Diluted earnings per share - R$	0.7370	0.5606	1.9337	1.1050

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

19.	Total revenue and income

	Three-month period		Nine-month period
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Gross revenue from transaction activities and other services	695,791	390,076	1,809,787	899,435
Gross revenue from sales	125,180	161,456	382,918	502,268
Gross financial income (i)	401,633	235,258	1,037,983	562,376
Other financial income (ii)	56,504	572	237,395	3,937

Total gross revenue and income	1,279,108	787,362	3,468,083	1,968,016

Deductions from gross revenue from transactions activitiesand other services (iii)	(96,859)	(45,681)	(252,759)	(108,221)
Deductions from gross revenue from sales (iv)	(30,539)	(44,017)	(104,882)	(140,749)
Deductions from gross financial income (v)	(14,369)	(11,027)	(43,286)	(26,709)
Total deductions from gross revenue and income	(141,767)	(100,725)	(400,927)	(275,679)

Total revenue and income	1,137,341	686,637	3,067,156	1,692,337

(i)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on note receivables due in installments.
(ii)

The increase in the period refers to foreign exchange gain on the currency conversion of the IPO and follow-on offering proceeds for the nine-month period ended September 30, 2018 in the amount of R$ 131,366 and financial income on financial investments classified as cash and cash equivalents for the nine-month period ended on September 30, 2018 in the amount of R$ 99,665 (September 30, 2017—R$ 3,236).

(iii)	Deductions consist of sales taxes.
(iv)	Deductions are composed of sales taxes and returns.
(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

20.	Expenses by nature

	Three-month period		Nine-month period
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Transactions costs	(326,642)	(181,950)	(855,212)	(427,243)
Cost of goods sold	(147,679)	(113,902)	(374,194)	(340,091)
Marketing and advertising	(93,329)	(65,669)	(286,577)	(204,620)
Personnel expenses (i)	(154,784)	(27,967)	(494,978)	(74,692)
Financial expenses (ii)	(7,226)	(21,034)	(26,553)	(63,792)
Chargebacks (iii)	(22,251)	(10,145)	(50,397)	(35,429)
Depreciation and amortization (iv)	(23,926)	(13,492)	(62,474)	(36,165)
Other	(40,970)	(37,804)	(120,490)	(97,047)

	(816,807)	(471,963)	(2,270,875)	(1,279,079)

Classified as:
Cost of services	(391,009)	(228,678)	(1,059,264)	(534,309)
Cost of sales	(159,632)	(119,868)	(418,892)	(384,106)
Selling expenses	(90,299)	(58,370)	(268,316)	(184,106)
Administrative expenses	(164,491)	(41,704)	(492,690)	(107,731)
Financial expenses	(7,226)	(21,034)	(26,553)	(63,792)
Other (expenses) income, net	(4,150)	(2,309)	(5,160)	(5,035)

	(816,807)	(471,963)	(2,270,875)	(1,279,079)

(i)

The increase refers to compensation expenses related to the LTIP for the nine-month period ended September 30, 2018 in the amount of R$ 245,066, and the respective payroll taxes in the amount of R$ 142,983. For the three-month period ended in September 30, 2018 LTIP related expenses amounted to R$ 74,337, and the respective payroll taxes amounted to R$ 40,964.

(ii)

Our financial expenses include (a) Financial Operations Tax (IOF) related to the remittance of cash from the Cayman Islands to Brazil in the amount of R$ 17,975 for the nine-month period ended September 30,2018 (September 30, 2017—R$0), (b) charges to obtain early payment of receivables owed to us by card issuers to finance our early payment of receivables feature in the amount of R$ 1,465 for the nine-month period ended September 30,2018 (September 30, 2017—R$ 56,816).

(iii)	Chargebacks refer to losses recognized in the period reflecting the risks of fraud associated with card processing operations, as detailed in Note 22 (ii).
(iv)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

	Three-month period		Nine-month period
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Depreciation
Cost of sales and services	(1,060)	(233)	(2,206)	(687)
Selling expenses	(3)	(3)	(6)	(8)
Administrative expenses	(441)	(171)	(1,046)	(479)

	(1,504)	(407)	(3,258)	(1,174)

Amortization
Cost of sales and services	(24,287)	(14,540)	(64,485)	(38,330)
Administrative expenses	(384)	(30)	(685)	(91)

	(24,671)	(14,570)	(65,170)	(38,421)

PIS and COFINS credits (*)	2,249	1,485	5,954	3,430

Depreciation and amortization expense, net	(23,926)	(13,492)	(62,474)	(36,165)

(*)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

21.	Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market, variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

The PagSeguro Group classifies its financial instruments into the following categories:

	September 30, 2018	December 31, 2017
Financial assets
Measured at fair value through profit or loss:
Financial investments	—	210,103
Loans and receivables:
Cash and cash equivalents	2,470,059	66,767
Note receivables	7,489,826	3,522,349
Receivables from related parties	—	124,723
Other receivables	15,979	27,956

	9,975,864	3,951,898

	September 30, 2018	December 31, 2017
Financial liabilities
Amortized cost:
Payables to third parties	3,702,714	3,080,569
Trade payables	151,621	92,444
Trade payables to related parties	32,263	39,101
Other payables	20,475	15,872

	3,907,073	3,227,986

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance. The PagSeguro Group uses derivative financial instruments to hedge certain risk exposures, when applicable.

Among the main market risk factors that may affect the PagSeguro Group’s business are the following:

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of September 30, 2018 and December 31, 2017, the PagSeguro Group is not materially exposed to this foreign exchange risk.

(ii)	Fraud Risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases the PagSeguro Group’s ability to avoid new frauds.

(iii)	Credit risk

Credit risk is managed on a group basis and is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by the PagSeguro Group, classifying them into three groups:

(i)	card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

(iv)	Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At September 30, 2018, the PagSeguro Group held cash and cash equivalents of R$ 2,470,059 (R$ 66,767 at December 31, 2017).

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At September 30, 2018
Payables to third parties	3,260,274	294,330	75,242	72,868	—
Trade payables	131,556	15,385	1,212	1,451	2,017
Trade payables to related parties	—	32,263	—	—	—
Other payables	—	—	—	20,475	—
At December 31, 2017
Payables to third parties	2,890,080	133,070	31,081	26,338	—
Trade payables	81,152	6,032	1,740	1,083	2,437
Trade payables to related parties	—	—	—	39,101	—
Other payables	—	—	—	15,872	—

23.	Capital management

The PagSeguro Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The PagSeguro Group had no loans at September 30, 2018, and December 31,2017. Therefore no gearing ratio is presented.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements at September 30, 2018 and for the three and nine-month periods ended September 30, 2018

(All amounts in thousands of reais unless otherwise stated)

24.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

◾	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

◾	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

◾	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The financial investments whose fair value adjustments is classified as Level 1.

There were no transfers between Levels 1, 2 and 3 during the nine-month period ended September 30, 2018.

25.	Events after the reporting period

i)	Regulations issued by the Brazilian Central Bank

In December 2014, PagSeguro Brazil applied to the Brazilian Central Bank for the following authorizations: to operate as a payment institution both as an acquirer and as an digital payments account service provider and issuer of prepaid electronic money.

In October 19, 2018, PagSeguro Brazil was authorized by the Brazilian Central Bank, as published in the Federal Official Gazette.

ii)	Share repurchase program

In a notice to the market on October 30, 2018, PagSeguro Digital announced that its board of directors authorized a share repurchase program, under which the Company may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The repurchase program will go into effect in the fourth quarter of 2018 and does not have a fixed expiration date.

***

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director